

17016934

SEC Mail Processing Section

MAR 3 1 2017

Washington DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-36373 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peter R. Mack & Co, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Post Road West
(No. and Street)

| Wesport | CT | 06880 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mack 212-588-0580
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co, PC
(Name – *if individual, state last, first, middle name*)

| 1430 Broadway, Suite 605 | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

2017 MAR 31 PM 2:38 SEC / TM RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peter R. Mack & Co. Inc, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROBERT F. HOFFMAN
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in NEW YORK County
01HO6355119
MY COMMISSION EXPIRES 02/27/2021


Dad Mack
Signature

CEO
Title

Robert Hoffman 3/30/2017
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER R. MACK & CO., INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

TABLE OF CONTENTS


| | Page |
|---|---|
| REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 1 |
| FINANCIAL STATEMENTS | |
| STATEMENT OF FINANCIAL CONDITION | 3 |
| STATEMENT OF OPERATIONS | 4 |
| STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY | 5 |
| STATEMENT OF CASH FLOWS | 6 |
| NOTES TO FINANCIAL STATEMENTS | 7 - 10 |
| SUPPLEMENTARY INFORMATION | |
| COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS | 11 |
| EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER-DEALERS | 12 |
| INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3 | 13 |
| REPORT OF INDEPENDENT ACCOUNTING FIRM ON EXEMPTION REPORT | 14 |
| EXEMPTION REPORT | 15 |

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY, SUITE 605
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

## Report of Independent Registered Public Accounting Firm

To the Shareholders of
Peter R. Mack & Co., Inc.

We have audited the accompanying statement of financial condition of Peter R. Mack & Co., Inc. as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peter R. Mack & Co., Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, with the death of the sole shareholder, the Company is in the process of winding down operations.

The supplement information included in Schedules I, II, and III, as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Peter R. Mack & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



March 30, 2017

PETER R. MACK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 15,177 |
| Deposit with clearing broker | 50,000 |
| Due from broker "Cash and cash equivalents" | 36,437 |
| Due from broker | 439 |
| Securities owned, at market value | 5,094 |
| Other assets | 9,522 |
| TOTAL ASSETS | $ 116,669 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 13,353 |
| Loan Payable Shareholder | 5,777 |
| TOTAL Liabilities | 19,130 |
| Stockholder's equity: | |
| Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding | 35,000 |
| Additional paid-in capital | 166,625 |
| Deficit | ( 104,086) |
| TOTAL STOCKHOLDER'S EQUITY | 97,539 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 116,669 |

See Independent Registered Public Accounting Firm's Report
and Accompanying Notes to Financial Statements

PETER R. MACK & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| REVENUES | |
| Commissions | $ 137,461 |
| Unrecognized loss from trading | ( 6,231) |
| Investment advisory fees | 24,052 |
| Interest and dividend income | 4 |
| TOTAL REVENUES | 155,286 |
| EXPENSES | |
| Employee compensation and benefits | 71,604 |
| Floor brokerage, exchange and clearance fees | 62,546 |
| Communication and data processing | 7,600 |
| Occupancy | 11,771 |
| Regulatory fees and dues | 8,320 |
| Other | 58,545 |
| TOTAL EXPENSES | 220,386 |
| NET LOSS | $( 65,100) |

See Independent Registered Public Accounting Firm's Report
and Accompanying Notes To Financial Statements

PETER R. MACK & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

| | Capital Stock | Additional Paid-In Capital | Retained Earnings Deficit | Total |
|---|---|---|---|---|
| Balance, January 1, 2016 | $ 35,000 | $ 166,625 | $( 38,986) | $ 162,639 |
| Net loss | - | - | ( 65,100) | ( 65,100) |
| Balance, December 31, 2016 | $ 35,000 | $ 166,625 | $( 104,086) | $ 97,539 |

See Independent Registered Public Accounting Firm's Report
And Accompanying Notes To Financial Statements

PETER R. MACK & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $( 65,100) |
| Adjustments to reconcile net loss to net cash used in operating activities | |
| Changes in assets and liabilities: | |
| Securities owned, at market value | 2,158 |
| Receivable from clearing broker | 10,913 |
| Other assets | 1,949 |
| Accounts payable and accrued expenses | 2,150 |
| Net Cash used in Operating Activities | ( 47,930) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Repayment of stockholder loans | 42,723 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Proceeds from stockholder loans | 5,777 |
| NET INCREASE IN CASH | 570 |
| CASH AT BEGINNING OF YEAR | 14,607 |
| CASH AT END OF YEAR | $ 15,177 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION: | |
| Income taxes | $ 50 |

See Independent Registered Public Accounting Firm's Report
And Accompanying Notes to Financial Statements

1. General

Peter R. Mack & Co., Inc. (the "Company") is a securities broker-dealer and is registered with the Securities and Exchange Commission and a member of the Financial Industry Authority and Securities Investor Protection.

Beginning January 1, 2016, The Company is registered with the State of Connecticut, as an investment advisor.

The Company operates principally under a clearance with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debts) as defined in the agreement.

Due to the death of the principal Peter R Mack, in October 2016, the Company has reached an agreement to transfer its accounts to Westport Capital Markets Inc. This transfer is expected to take place in April 2017.

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date was considered, and the difference was deemed immaterial.

Investments

Securities owned are carried at quoted market value, and the resulting difference between cost and market is included in income.

Investments are recorded at fair value in accordance with Professional Standard Fair Value Measurements.

Property and Equipment

Property and Equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets, ranging from five to seven years.

Income Taxes

The Company has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax.

The stockholder is required to report separately his distributive share of the Company's income or loss to Federal authorities. The Company has not elected "S" Corporation status for Connecticut and is therefore, taxed at regular corporation tax rates.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Tax years 2014 - 2016 remain subject to examination by the taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Fair Value Measurements

Professional Standards regarding fair value measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques that are consistent with the market, income or cost approach, are used to measure fair value.

Fair Value Measurements - Continued

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) That are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The following table summarizes the valuation of the Company's investments by the fair value hierarchy as described above as of December 31, 2016:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned: | | | | |
| Stocks | $ 5,094 | $ - | $ - | $ 5,094 |

4. Receivable from Broker-Dealer

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. In addition, the Company has agreed to maintain a "Direct Account" that shall at all times contain cash or appropriate collateral in the amount of $50,000.

5. Loans Payable, Stockholder

The Company has received loans from its sole shareholder/officer totaling $5,777. The loan is non-interest bearing and payable on demand.

6. Lease

In December 2012, the Company signed a lease for office space on a month to month basis in Westport, Connecticut, commencing January 1, 2013. Rental payments are $1,170 per month.

7. Off-Balance-Sheet risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company seeks to control off-balance-sheet risks by market value of securities held in compliance with regulatory and internal guidelines.

The Company transactions its business with customers located throughout the United States.

8. Net capital

The Company, is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15C3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital and defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital and aggregate indebtedness of $86,239 and $13,353, respectively. The net capital ratio was .1548 or 15.48% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $81,239.

PETER R. MARK & CO., INC.

SUPLEMENTARY SCHEDULES

DECEMBER 31, 2016

SCHEDULE I

PETER R. MACK & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 15c3-1

DECEMBER 31, 2016

| | |
|---|---|
| Net capital | |
| Stockholder's equity | $ 97,539 |
| Deductions and changes: | |
| Non-allowable assets | 9,522 |
| Net Capital Before Haircuts on Securities Positions | 88,017 |
| Haircuts on securities | 1,778 |
| Net capital | $ 86,239 |
| Aggregate indebtedness: | |
| Accounts payable and accrued expenses | $ 13,353 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS: | |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 81,239 |
| Net capital required | $ 5,000 |
| Ratio: Aggregate indebtedness to Net capital (.1548 to 1) | 15.48% |

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between this computation of net capital and the corresponding computation by Peter R. Mark Co., Inc. and included in its unaudited Focus Report Part IIA filing as of same date.

PETER R. MARK & CO., INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

---

The Company is exempt from reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (k) (2) (ii) as it carries no margin or other securities accounts, and meets all other requirements of the rule.

PETER R. MARK & CO., INC.

INFORMATION RELATING TO THE POSSESSION

OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company had no possession or control requirements under Rule 15c3-3.

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY, SUITE 605
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

**Report of Independent Registered Public Accounting Firm**

To the Shareholders of
Peter R. Mack & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Peter R. Mack & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Peter R. Mack & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii) and Peter R. Mack & Co., Inc. stated that Peter R. Mack & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Peter R. Mack & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Peter R. Mack & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



March 30, 2017

Exemption Report
For the Period of January 1, 2016 to December 31, 2016

---

Peter R. Mack & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ("SEC"). This Exemption Report was prepared as required by SEC rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from SEC Rule 15c3-3 under SEC Rule 15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 15c3-3(k)(2)(ii) from January 1, 2016 through December 31, 2016, without exception.

---

I, David Mack, being a designated principal of Peter R. Mack & Co., Inc. pursuant to SEC Rule 15c3-3, affirm that , to my best knowledge and belief, this Exemption Report is true and correct.



Chief Executive Officer